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    As filed with the Securities and Exchange Commission on January 18, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
             Tender Offer Statement under Section 14(d)(1) or 13(e)
                     Of the Securities Exchange Act of 1934

                             -----------------------

                              EASTMAN KODAK COMPANY
                       (Name of Subject Company -- Issuer)

                              EASTMAN KODAK COMPANY
                       (Name of Filing Person -- Offeror)

                             -----------------------

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $2.50 PER SHARE,
   ISSUED UNDER THE EASTMAN KODAK COMPANY 1990 OMNIBUS LONG-TERM COMPENSATION
       PLAN, THE EASTMAN KODAK COMPANY 1995 OMNIBUS LONG-TERM COMPENSATION PLAN, THE KODAK STOCK OPTION PLAN, THE WAGE DIVIDEND PLAN AND THE 2000
                       OMNIBUS LONG-TERM COMPENSATION PLAN
                         (Title of Class of Securities)

                             -----------------------

                                  JOYCE P. HAAG
                                    SECRETARY
                               LAURENCE L. HICKEY
                               ASSISTANT SECRETARY
                              EASTMAN KODAK COMPANY
                        ROCHESTER, NEW YORK 14650 - 0218
                             TELEPHONE: 585-724-4368
                             FACSIMILE: 585-724-9549
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                             -----------------------

                                   COPIES TO:

                              Deborah McLean Quinn
                                Nixon Peabody LLP
                           Clinton Square, Suite 1300
                            Rochester, New York 14604
                                  585-263-1307
                             Facsimile: 585-263-1600

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                            CALCULATION OF FILING FEE

----------------------                                 ---------------------
TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE*
----------------------                                 ---------------------
 $334,224,397.78                                               $ 30,748.65
----------------------                                 ---------------------


* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes that all currently outstanding employee stock options to purchase approximately 31,353,133 shares of Eastman Kodak Company common stock eligible to participate in the offer as described herein are acquired. In accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value ($334,224,397.78), multiplied by (b) $92.00 per million.

[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0- 11(A)
     (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                     FILING PARTY:
                           -----------                        ------------------

FORM OR REGISTRATION NO.                    DATE FILED:
                           -----------                        ------------------

[_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[_]  Third-party tender offer subject to Rule 14d-1.
[X]  Issuer tender offer subject to Rule 13e-4.
[_]  Going-private transaction subject to Rule 13e-3.
[_]  Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [_]

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth on pages 1 to 3 in the Eastman Kodak Company Stock Option Exchange Program Tender Offer Statement ("Offer to Exchange"), filed with this Schedule TO as Exhibit 99.6, is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

         (a) The issuer, Eastman Kodak Company ("Kodak"), is a New Jersey corporation with its principal executive offices located at 343 State Street, Rochester, New York 15650 U.S.A. The telephone number of the executive office is 1-585-724-4000. The information set forth in the Offer to Exchange under the headings "The Offer: 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock" and "Schedule A - Information Concerning the Directors and Executive Officers of Kodak" is incorporated herein by reference.



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         (b) This Tender Offer Statement on Schedule TO relates to Eligible
Employees of Kodak and Participating Subsidiaries to exchange Current Options to purchase Kodak common stock, par value $2.50 per share, issued under the Eastman Kodak Company 1990 Omnibus Long-Term Compensation Plan, the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, the Kodak Stock Option Plan, the Wage Dividend Plan and the 2000 Omnibus Long-Term Compensation Plan for New Options to purchase shares of common stock to be issued under those plans to individuals who are then active employees of Kodak or Participating Subsidiaries, upon the terms and subject to the conditions set forth in the Option to Exchange, the Election Package to filed by amendment to this Schedule TO as an exhibit, and the Election Summary Guide filed with this Schedule TO as
Exhibit 99.7, which together, as they may be amended from time to time, are referred to as the "Offer". Options to purchase approximately 51,020,461 shares of Kodak common stock were outstanding on the date hereof. The approximate maximum number of shares of Kodak common stock which may be acquired under New Options is 21,295,752 shares. The New Options will be issued on the later of August 26, 2002 or the date which is at least six months and one day after the Current Options tendered pursuant to the Offer are cancelled.

         (c) Kodak common stock is traded on the New York Stock Exchange. The information set forth in the Offer to Exchange under the heading "The Offer: 8. Price Range of Common Stock Underlying the Current Options" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

         (a) Kodak is the filing person. Kodak is a New Jersey corporation with its principal executive offices located at 343 State Street, Rochester, New York 15650 U.S.A. The telephone number of the executive office is 1-585-724-4000. The information set forth in the Offer to Exchange under the headings "The Offer:
11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock" and "Schedule A - Information Concerning the Directors and Executive Officers of Kodak" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The terms of the Offer are set forth in the Offer to Exchange under the headings "Summary of Terms," "The Offer: 1. Eligible Employees," "The Offer:
2. Number of Options; Expiration Date," "The Offer: 4. Procedures for Participating in the Offer to Exchange," "The Offer: 5. Withdrawal Rights," "The
Offer: 6. Acceptance of Current Options for Exchange and Issuance of New Options," "The Offer: 7. Conditions of the Offer," "The Offer: 9. Source and Amount of Consideration; Terms of New Options," "The Offer: 12. Status of Current Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "The Offer: 14. Material U.S. Federal Income Tax Consequences," and "The
Offer: 73. Extension of Offer; Termination; Amendment" which are incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under the heading "The Offer: 11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock" is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information set forth in the Offer to Exchange under the heading "The Offer: 11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The purposes of the Offer are set forth in the Offer to Exchange under the headings "Summary of Terms" and "The Offer: 3. Purpose of the Offer."

         (b) The Current Options tendered and accepted under the Offer will be cancelled. The information set forth in the Offer to Exchange under the headings "The Offer: 6. Acceptance of Current Options for Exchange and



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Issuance of New Options" and "The Offer: 9. Source and Amount of Consideration;
Terms of New Options" is incorporated herein by reference. (c) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under the heading "The Offer: 9. Source and Amount of Consideration; Terms of New Options" is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under the heading "The Offer: 7. Conditions of the Offer" is incorporated herein by reference.

         (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth in the Offer to Exchange under the heading "The Offer: 11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock" is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATE OR USED.

         The information set forth in the Offer to Exchange under the heading "The Offer: 74. Fees and Expenses" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

         The information set forth in the Offer to Exchange under the heading "The Offer: 75. Additional Information" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under the heading "The Offer: 11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Stock" is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange in the summary term sheet on pages 1 to 3 and under the headings "Summary of Terms," "Certain Risks of Participating in the Offer," "The Offer: 3. Purposes of the Offer," "The Offer: 13. Legal Matters; Regulatory Approvals," "The Offer: 75. Additional Information" and "The Offer: 77. Miscellaneous" is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT

NUMBER            DESCRIPTION
-------------     --------------------------------------------------------------
99.6 (a)(2) Eastman Kodak Company Stock Option Exchange Program Tender Offer Statement dated January 28, 2002.

99.7 (a)(2) Eastman Kodak Company Stock Option Exchange Program Election Summary Guide.

99.8 (a)(5) Eastman Kodak Company Annual Report on Form 10-K for the year ended December 31, 2001 and filed with the Securities and Exchange Commission ("SEC") on March 13, 2001 (File No. 001-00087).




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99.9             (a)(5) Eastman Kodak Company Annual Report on Form 10-Q for the
                 quarter ended March 31, 2001 and filed with the SEC on May 11, 2001 (File No. 001-00087).

99.10 (a)(5) Eastman Kodak Company Annual Report on Form 10-Q for the quarter ended June 30, 2001 and filed with the SEC on August 7, 2001 (File No. 001-00087).

99.11 (a)(5) Eastman Kodak Company Annual Report on Form 10-Q for the quarter ended September 30, 2001 and filed with the SEC on November 9, 2001 (File No. 001-00087).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         The information set forth on pages 1 to 3 in the Offer to Exchange and under the heading "The Offer: 3. Purpose of the Offer" is incorporated herein by reference.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2002



                               EASTMAN KODAK COMPANY



                               By:  /s/ Gary P. Van Graafeiland
                                    --------------------------------------
                               Name:  Gary P. Van Graafeiland
                               Title: General Counsel and Senior Vice President


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